Offering Statement for Global Cancer Technology, Inc ("Global Cancer Technology")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Global Cancer Technology, Inc

   16776 Bernardo Center Dr.
   #203
   San Diego, CA 92128

Eligibility

2. The following are true for Global Cancer Technology, Inc:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Peter Hanson

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/20/2019	Present	Global Cancer Technology	Board of Director
01/03/2017	Present	Global Cancer Technology	Consulting CFO

Short Bio: Mr. Hanson has over 30 years of experience in the areas of finance and operations. He began his career in public accounting and became a partner with Arthur Young & Company, the predecessor of Ernst & Young. As an audit partner, Mr. Hanson handled a wide variety of clients, both public and privately held. His responsibilities included being the head of the Emerging Business practice for the Boston Office of Arthur Young. After leaving Arthur Young, Mr. Hanson has experienced a wide variety of experiences including serving as Chief Financial Officer for NuCorp Energy and Mitchell International. He also was a principal of Polaris Capital, an investment-banking firm that specialized in leveraged buy-outs. In addition to financial responsibilities, Mr. Hanson also has considerable operations experience as he also served as Executive Vice President of Operations for Mitchell International and more recently as President of the American Association of Franchisees and Dealers

Name
Thomas Silber

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2015	Present	Pivotal Biosciences	Board of Directors
01/01/2015	Present	Cardiocell, LLC	Board of Directors
01/01/2012	Present	Stemcutis, LLC	Board of Directors
01/01/2016	Present	Genway Biotech, Inc	Chairman of the Board
01/01/2021	Present	Global Cancer Technology	Board of Directors

Short Bio: Mr. Tom Silberg- Thomas H Silberg is a seasoned professional in the Pharmaceutical and Biopharmaceutical Industries with substantial executive-level experience, including major branded pharmaceuticals, medium-sized biotech, start-up biotech, and generic IV drug manufacturing. He has led multiple strategic transactions from a company divestiture and a public company spin out to asset acquisitions and partnerships. His career began in 1972 with Hoffmann La Roche, Inc. where he started in sales and advanced to VP of Business Operations He is a graduate from the University of Minnesota, where he earned a BS degree in Advertising and Marketing His past Board appointments include the USC Center of Excellence in Healthcare Management, Medi Promotions, the Cobalis Corporation and the Generic Pharmaceutical Manufacturers Association. He is currently a member of the Board of Directors for Pivotal Biosciences, Cardiocell, LLC, and Stemcutis, LLC and serves as Chairman of the Board for Genway Biotech, Inc.

Name
Karen Newell

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/15/2021	Present	Global Cancer Technology	Chief Scientific Officer
02/01/2020	Present	Texas A&M Health Sciences Center	Research Professor
01/01/2017	Present	BCell Solutions, Inc.	Chief Scientific Officer
12/01/2017	12/01/2020	Aspire Biotechnology, Inc.	Chief Scientific Officer
01/01/2018	01/01/2021	University of Colorado	Senior Research Professor
01/01/2018	06/01/2020	Texas A&M Health Sciences Center	Adjunct Professor

Short Bio: Research Professor, Department of Medical Physiology: Coordinate the experimental design and grant strategy for a $1.5 million dollar federal grant on which I am the Principal InvestigatorLocate and direct the submission of federal and state funding opportunities for neurological diseases, immunological responses, and COVID-related diseases; Advise graduate students, participate in faculty meetings, teach seminars

Name
Marc Potvin

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/15/2018	Present	Global Cancer Technology	President

Short bio: Marc has 25 years in operations, sales & marketing, engineering, supply chain and strategy roles throughout the US and globally. He has spent the past 15 years' experience in the medical device market space. Marc is a seasoned entrepreneur who founded Agility Management in 2008, a Human Capital company sold in 2015. He has served as a Board member of Connect/SDSI, a leading business incubator for start-ups that are based in San Diego.

Name
John Clark

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/17/2017	Present	Global Cancer Technology	CEO

Short bio: Mr. Clark is the founder and CEO of Global Cancer Technology. Mr. Clark provideds over 35 years of medical financial and business experience to the Company. Mr. Clarks was the Chairman and CEO of American Radiosurgery, Inc. Mr. Clark specializes in the development and commercialization of medical technologies into going corporate concerns Mr. Clark has purchased technologies and develop patents for various medical applications. Mr. Clark has founded and organized: The Rotating Gamma Institute–Orange County and the Rotating Gamma Institute–San Diego. These companies are independent non-invasive brain tumor treatment centers that were established in partnership with neurosurgeons, radiation oncologists and other private investors. Mr. Clark was a financial partner of Endolase Inc.; an OTC public medical laser company that introduced surgical YAG lasers to the US marketplace. Through this company, Mr. Clark was responsible for successfully merging Clark Medical Technologies (a regionally owned medical distributorship) into a "blind pool" public structure that traded on regional exchanges.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

John Clark

Securities:	9,900,000
Class:	Common Stock
Voting Power:	74.2%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Global Cancer Technology is a pre-revenue Biopharma company based in San Diego California. The company has a single focus on the treatment of a deadly brain disease known as glioblastoma. Global Cancer Technology is one of the only companies in Biotech that is using a three-pronged approach to attack this disease. Our technology includes: A DRUG TO TREAT GLIOBLASTOMA - Our Drug is called GCT.GLIO.1 and the compound involves the inhibitor P13K, and this is a mechanistically distinct class of potent, selective and brain penetrating modulators of mTOR–regulated autophagy. A NOVEL DRUG DELIVERY METHOD- 'Remote Controlled Cancer Drug Delivery'-Our technology allows us to attach our in-active drug to nanoparticles that cross the blood brain barrier and then the drug accumulates within the brain tumor. We then apply external radiation to the tumor, which breaks the bonds and releases 100% of the drug's energy within the tumor. GLIOBLASTOMA BIOMARKERS-Blood biomarkers increase the level of sensitivity (using hemoglobin deletion) and detect genes that are differentially expressed in peripheral blood from glioblastoma patients versus normal donor peripheral blood samples. Blood biomarkers can be useful as a minimally invasive diagnostic or prognostic technology that could aid in the diagnosis in management of glioblastoma. The biomarker technology has the potential to be one of the first new diagnostic and prognostic tools for glioblastoma. The company has recently completed cellular preclinical studies at the renowned Barrow Neurological Institute in Phoenix Arizona. The study results are extremely encouraging and indicate that we can; inhibit cell reproduction; transition tumor cells from 'cold' to hot' allowing for immunological therapies to be utilized; function as a tumor sensitizer to augment traditional therapies (radiosurgery, chemotherapy etc.).; In addition to very positive cellular preclinical studies, the company recently completed human glioblastoma cell line studies and the data overwhelmingly confirmed the above referenced preclinical results.; The company has launched animal studies at the barrel and we plan to be in a Phase 1 clinical trial in 2022.; Global Cancer Technology has a very robust pipeline of new technologies and applications that can be quickly introduced into its development cycle. Our PI3K inhibitor compounds can be used not only in glioblastoma, but in triple negative breast cancer and psoriasis. Once we complete all of our preclinical studies, we believe that our drug will be eligible for Phase 1 clinical trials in triple negative breast cancer and in psoriasis as well.

The company enjoys a very seasoned management team and an outstanding and well-known medical advisory board consisting of leading scientists and physicians in their fields. Global Cancer Technology has forged some extraordinarily strong academic partnerships with nationally recognized medical institutions such as Barrow Neurological Institute, UCSD Medical System and Baylor Scott & White. These partnerships could aid in the Phase 1 clinical trials that are planned, and they could help us in our goal to launch additional lifesaving cancer applications.

Global Cancer Technology currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Global Cancer Technology, Inc speculative or risky:

    1. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
    2. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the

maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

3. Fundraising outside of the platform Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

4. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

5. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

8. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

9. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

10. Each of our current licensed products is in an early stage of development and we may never succeed in developing and/or commercializing them. If we are unable to commercialize these licensed products, or any future products, or if we experience significant delays in doing so, our business may fail. We intend to invest a significant

portion of our efforts and financial resources in our current licensed products and depend heavily on their success. We need to devote significant additional research and development, financial resources and personnel to develop these as commercially products, obtain regulatory approvals, if necessary, and establish a sales and marketing infrastructure. We are likely to encounter hurdles and unexpected issues as we proceed in the development of our licensed products. There are many reasons that we may not succeed in our efforts to develop these products, including the possibility that our products will be deemed ineffective or unsafe; our products will be too expensive to manufacture or market or will not achieve broad market acceptance; others will hold proprietary rights that will prevent us from marketing our products; or our competitors will market products that are perceived as equivalent or superior.

11. Our business is subject to substantial competition and could be adversely affected if we are unable to compete effectively in the industry. The cancer and medical technology industry is highly competitive. Universities and others with research facilities and programs typically license their technology and patent rights to others to commercialize. We face competition from these universities and other research facilities and those to whom they license their technology, particularly in the medical field. In many instances, our competitors have longer operating histories, greater financial resources, and marketing avenues available to them. If we are unable to compete effectively in the cancer and medical technology industry, our business, prospects, results of operations and financial condition could be materially and adversely affected.

12. Failure to maintain our licenses would have material impact on our business. We hold licenses from universities and intend to seek additional licenses in the future to implement our business plan. If the parties granting these licenses were to determine that we have failed to comply with the licensure requirements, they have the authority to deny, suspend or revoke our licenses, or cause them to be non-exclusive. If our licenses were suspended or revoked, we would no longer be able to operate our proposed business to develop and market the licensed products. Any of these actions by the licensor would negatively impact our proposed business and could result in the termination of proposed operations. The company is delinquent under the terms of its milestone payments under the license agreements. The delinquency of the payments could allow a licensor to terminate the license agreements, which would make development of our products impossible.

13. Patents acquired by us may not be valid or enforceable and may be challenged by third parties. We cannot assure you that any patents issued or licensed to us would be held valid by a court or administrative body or that we would be able to successfully enforce our patents against infringers, including our competitors. The issuance of a patent is not conclusive as to its validity or enforceability, and the validity and enforceability of a patent is susceptible to challenge on numerous legal grounds. Challenges raised in patent infringement litigation brought by or against us may result in determinations that patents that have been issued or licensed to us or any patents that may be issued to us or our licensors in the future are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in these patents without paying licensing fees or royalties to us, which could significantly diminish the value of our intellectual property and our competitive advantage. Even if our patents are held to be enforceable, others may be able to design around our patents or develop products similar to our products that are not within the scope of any of our patents. In addition, enforcing the patents that have been licensed to us and any patents that may be issued to us in the future against third parties may require significant expenditures regardless of the outcome of such efforts. Our existing license agreements require us to pay for or reimburse the licensor for the costs of defending the patents. Our inability to enforce our patents against infringers and competitors may impair our ability to be competitive and could have a material adverse effect on our business.

14. If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm. We may also rely on unpatented technology, trade secrets, confidential information and proprietary know-

how to protect our technology and maintain any future competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the individual's relationship with us except in limited circumstances. These agreements generally also provide that we shall own all inventions conceived by the individual in the course of rendering services to us. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case, we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, our ability to protect our proprietary information or obtain patent protection in the future may be impaired, which could have a material adverse effect on our business.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein.

This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

     Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

     The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Global Cancer Technology, Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

The funds are planned to be used to get our glioblastoma drug into phase 1 clinical trials approved by the FDA. To achieve that goal, we plan to allocate most of the funds to research & development activities which include chemical supplies to support GLP toxicity and initial clinical trials as well as ND (GLP) toxicity or safety studies, cross species metabolism and PK studies. Besides R&D expenses other operating allocations include: legal and accounting, general and administrative, patent and license cost as well as University scientific consulting fees.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Research and Development	$0	$763,177
Patent and license cost	$0	$50,878
General and administrative	$0	$101,757
Legal and Accounting	$9,510	$50,878
University Scientific Consulting	$0	$50,880
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Global Cancer Technology, Inc must agree that a transfer agent, which keeps records of our outstanding Class B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $2 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	99,465,000	13,341,318	Yes	
Class B Common Stock	535,000	0	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
2018 Stock Incentive Plan	There are 500,000 shares of common stock authorized for non-qualified and incentive stock options, restricted stock units, restricted stock grants, and stock appreciation rights under the Plan, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.	500,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

There is no debt convertible into equity, and there are no warrants. However, under the 2018 Stock Incentive Plan there are 500,000 option contracts reserved for issuance. If those contracts get exercised at a future date your ownership of the company will be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the

Company's Bylaws for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

    Not applicable.

25. What other exempt offerings has Global Cancer Technology, Inc conducted within the past three years?

Date of Offering:	02/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$113,200
Use of Proceeds:	

    Corporate and R&D License acquisition patent costs

Date of Offering:	02/2020
Exemption:	

    Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	Common Stock
Amount Sold:	$107,000
Use of Proceeds:	

    Marketing for a registration statement to be filed under Regulation A+. Other uses for commercializing instrument marking technology; pre-clinical work on Nanocrystal scintillator;work toward a research grant to University of Washington for HIFU+; for general and administrative expense.

Date of Offering:	02/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$199,617
Use of Proceeds:	

    Corporate and R&D License acquisition patent costs

Date of Offering:	12/2021
Exemption:	

    Reg. A+, Tier 2 - up to $50M (Title IV of JOBS Act)

Securities Offered:	Common Stock
Amount Sold:	$46,320
Use of Proceeds:	

    Corporate and R&D License acquisition patent costs

Date of Offering:	01/2021
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$257,471
Use of Proceeds:	

Corporate and R&D License acquisition patent costs

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
John Clark	CEO	Employment Agreement	$153,985

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Global Cancer Technology, Inc (GCT) is a pre-revenue Biopharma company based in San Diego California. The Company has a single focus on the treatment of a deadly brain disease known as glioblastoma. Global Cancer Technology, Inc was legally formed in Nevada on 05/18/2017. GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The Company has acquired licenses from the University of California San Diego John Moores Cancer Center (USCD) and from the University of Washington (UW) for several patents governing the use of advanced High Intensity Focused Ultrasound to treat cancer. In addition, it holds an exclusive technology license from American Radiosurgery, Inc (ARI)., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products. In the year ended on December 31, 2020, operating expenses amounted to $436,064 while impairment of intangible assets amounted to $250,000, additionally net loss attributable to non-controlling interest amounted to $53,054 which resulted in a total consolidated net loss of $739,118. In the year ended on December 31, 2019, operating expenses amounted to $714,015, additionally net gain attributable to non-controlling interest amounted to $53,054 which resulted in a total consolidated net loss of $674,005. Throughout those two years consulting expenses and general and administrative expenses continued to represent 100% of total operating costs incurred by the business. As mentioned, the loss from operations decreased by approximately 39% in 2020 when compared to 2019. As of December 31, 2020, the Company has an accumulated deficit of $2,681,771 and the Company's working capital is a deficit of $451,144. During the year ended December 31, 2019, an additional 129,866 shares were issued for $113,200 cash, 836,772 shares were issued in conjunction with the conversion of notes to common stock and 49,000 shares valued at $49,000 were issued in payment of services provided to the Company. During the year ended December 31, 2020, an additional 380,000 shares were issued for $352,937 cash inclusive of $107,000 Reg CF that the Company finalized in February of 2020 via Netcapital. Additionally, 82,000 shares valued at $82,000 were issued in payment of services provided to the Company. In addition, the Company provided a reserve of $3,220 for the prospective repurchase of treasury shares from existing shareholders in pursuant to the terms of its Reg A filing in late 2020. The Company had received $14,000 for 7,000 shares to be issued as of December 31, 2020, and had stock subscriptions receivable for $29,100 for 29,100 shares that had been issued prior to December 31. Related party employment agreement; On May 1, 2018, the Company entered into an employment agreement with its sole officer. Under the terms of agreement, the officer is entitled to compensation of $100,000 per annum. In addition, GCT issued the officer 100,000 shares of common stock as a signing bonus. He is also eligible to receive an annual bonus of a minimum of 50% and a maximum of 400% upon achievement of performance objectives, none of which have yet been determined. He is also entitled to participate in employee benefits available to other senior executives and 12 weeks paid vacation per year. On December 31, 2020, and 2019, the balance of unpaid compensation was $153,985 and $176,559, respectively. Between January 1, 2021 and June 30, 2021, the Company issued an additional 148,300 shares of common stock for $177,471 in cash. Between July 1, 2021 and December 29, 2021, the Company issued an additional 77,000 shares of common stock for $80,000 in cash. Effective February 25, 2021, the Company entered into a material agreement with Manhattan Street Capital ("MSC"). The purpose of the agreement is to engage the services of MSC to list our Regulation A offering on MSC's platform. As part of the agreement, the Company has agreed to issue 40,000 shares of the Company's Common Stock per month as a project management retainer fee and listing fee. In lieu of the shares, the Company may instead opt to pay a monthly project management fee in the amount of $10,000 for a 9-month period from February 25, 2021, and a $5,000 per month listing fee, plus the same value of ten-year cashless exercise warrants priced at the lowest price the shares will be sold in Regulation A offering. The Company plans to pay a $25.00 per investment technology admin and service fee, plus the same value of ten-year cashless exercise warrants priced at the lowest price the shares will be sold in Regulation A offering. All fees are due to MSC regardless of whether investors are rejected after AML checks or the success of Regulation A offering. In addition, there may also be hourly and/or other fees for compliance, processing, custodial, support, and/or administrative services. As of December 1, 2021, the Company terminated its relationship with MSC During the six months ended June 30, 2021 and 2020, the Company had no operating revenues. During the six months ended June 30, 2021, the Company incurred operating expenses (and a net loss) of $246,678, consisting primarily of consulting fees, research and development and travel expenses and other general and administrative costs. During the six months ended June 30, 2020, the Company incurred operating expenses (and a net loss) of $140,421. As of June 30, 2021, the Company had stockholders' deficit of $(517,524) compared to a stockholders' deficit of $(62,154) as of June 30, 2020.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See attachments:

CPA Audit Report: auditreport.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering

statement, orders the person to cease and desist from committing or causing a violation or future violation of:

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Global Cancer Technology, Inc answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Global Cancer Technology Video Transcript: Cancer, a thing no one wants to have. Not because its deadly and can spread fast, but also because even its modern drug treatment is often very damaging to the rest of the body. Global Cancer Technology is pioneering a new way to activate cancer drugs directly within the tumor. We have created a nanoparticle that bonds firmly with a drug, making it inactive until it reaches its destination and receives a microdose of external radiation. Once irradiated, our nanoparticles release the maximum dose of the drug within the tumor, killing the cancer cells. Healthy tissue remains unharmed. The patient receives the most effective and comfortable treatment aimed to minimize unpleasant, painful, and sometimes serious side effects. Global Cancer Technology, with its unique remote control cancer drug delivery system, is working to make cancer treatment sustainable. An investment in Global Cancer Technology is an investment in fighting cancer. www.globalcancertechnology.com.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.Globalcancertechnology.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.